SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13D-1(A)

CBRE HOLDING, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class Securities)

None

(CUSIP Number)

Richard Hayes California Public Employees' Retirement System Lincoln Plaza, 400 "P" Street Sacramento, California 95814 Tel. No. 916 326-3400

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

July 20, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 1 of 19 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           California Public Employees' Retirement System
           I.R.S. I.D. No. 94-620-7465
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|

                                                                  (b) |X|
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*

           WC.  See Item 3
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
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     NUMBER OF       7.   SOLE VOTING POWER
       SHARES             625,000 shares of Class A Common Stock
    BENEFICIALLY
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      OWNED BY
        EACH         8.   SHARED VOTING POWER
                          0
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     REPORTING
    PERSON WITH      9.   SOLE DISPOSITIVE POWER
                          See Item 5
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                     -----------------------------------------------------

                     10.  SHARED DISPOSITIVE POWER
                          See Item 5
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5
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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5
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14.    TYPE OF REPORTING PERSON*

       EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
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13D	Page 2 of 19 Pages

Item 1.             Security and Issuer.

        This Schedule 13D relates to the Class A Common Stock, $.01 par value (the “Class A Common Stock”), of CBRE Holding, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 200 North Sepulveda Boulevard, El Segundo, California 90245-4380.

Item 2.             Identity and Background.

        This Schedule 13D is filed by California Public Employees’ Retirement System (“CalPERS”), a government employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, with its principal office and place of business located at Lincoln Plaza, 400 “P” Street, Sacramento, California, 95814.

        Information concerning the executive officers and members of the Board of Administration of CalPERS is set forth in Schedule A to this Schedule 13D. Each of such executive officers and members of the Board of Administration is a citizen of the United States.

        Neither CalPERS nor, to the best of the knowledge of CalPERS, any person named on Schedule A to this Statement, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or other Consideration.

        On July 20, 2001, CalPERS entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer, pursuant to which CalPERS purchased 625,000 shares of Class A Common Stock for an aggregate purchase price of $10,000,000. The Subscription Agreement is described in Item 6 below, filed as an Exhibit hereto (as indicated in Item 7 below) and incorporated by reference herein. The source of funds for the purchase of such shares was the working capital of CalPERS.

Item 4.             Purpose of Transaction

        The information set forth or incorporated by reference in Items 3, 5 and 6 is hereby incorporated herein by reference.

        On February 23, 2001, the Issuer, its subsidiary BLUM CB Corp., a Delaware corporation (“Merger Sub”), and CB Richard Ellis Services, Inc. (“Services”) entered into an Agreement and Plan of Merger (as subsequently amended and restated, the “Merger Agreement”), pursuant to which Merger Agreement, on the terms and conditions set forth therein,

13D	Page 3 of 19 Pages

Merger Sub would merge with and into Services (the “Merger”), and holders of the common stock of Services (“Services Common Stock”) (other than certain holders including the Issuer), including CalPERS, would receive consideration of $16.00 per share in cash in exchange for their shares.

        On July 20, 2001, the Merger Agreement closed and the Merger was completed. In connection with and immediately prior to the Merger, on July 20, 2001, pursuant to the Subscription Agreement, CalPERS purchased 625,000 shares of Class A Common Stock for an aggregate purchase price of $10,000,000.

        CalPERS acquired the Class A Common Stock for investment purposes. In addition, CalPERS has acquired certain rights and obligations with respect to the Issuer that are contained in a Securityholders’ Agreement, dated as of July 20, 2001, among RCBA Strategic Partners, L.P., Blum Strategic Partners II, L.P., (“Blum Partners,” and together with RCBA Partners and RCBA GP, L.L.C., the “Blum Funds”), FS Equity Partners III, L.P. (“FSEP”), FS Equity Partners International, L.P. (“FSEP International,” and together with FSEP, “Freeman Spogli”), The Koll Holding Company (“Koll”), CalPERS, Frederic V. Malek (“Malek”), DLJ Investment Funding, Inc. (“DLJ”), Credit Suisse First Boston Corporation (“CSFB”), Raymond E. Wirta (“Wirta”), W. Brett White (“White,” and together with Freeman Spogli, Koll, CalPERS, Malek, DLJ, CSFB and Wirta, the “Non-Blum Holders,” and the Non-Blum Holders together with the Blum Funds, the “Securityholders”), Services and the Issuer, which was entered into in connection with the completion of the Merger and is described in Item 6 below, filed as an Exhibit hereto (as indicated in Item 7 below) and incorporated by reference herein.

        Pursuant to such Securityholders’ Agreement, among other things, the Blum Funds have the right to designate a majority of the Board of Directors (the “Board”) of the Issuer and each of the parties to the Securityholders’ Agreement that holds shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”) generally has agreed to vote each of such shares in favor of the election to the Board of such designees, as well as the designees of specified other holders of Class B Common Stock. As of the date hereof, the Board consists of 5 directors and the Blum Funds have designated Richard C. Blum and Claus J. Moller as directors (Mr. Blum was designated by RCBA Partners and Mr. Moller was designated by Blum Partners). CalPERS expects that the Board will soon be increased to 8 directors and that 2 of the additional 4 directors will be designated by RCBA Partners. Under the Securityholders’ Agreement, RCBA Partners and Blum Partners will be entitled to change any such designations made by them at any time. As a result of the right of the Blum Funds to designate a majority of the members of the Board, the Blum Funds may effect changes to the management of the Issuer.

        Also pursuant to the Securityholders’ Agreement, CalPERS will be entitled to have one observer at all regular and special meetings of the Board of Directors of the Issuer (the “Board”) for so long as CalPERS or its affiliates beneficially own any shares of Class A Common Stock or Class B Common Stock (collectively, “Common Stock”).

        Also pursuant to the Securityholders’ Agreement, among other things, subject to limited exceptions, each of the holders of Class B Common Stock other than the Blum Funds has agreed to vote each of the shares of Class B Common Stock it or he beneficially owns on matters to be decided by the stockholders of the Issuer in the same manner as RCBA Partners votes the shares of Class B Common Stock that it beneficially owns. The exceptions apply to transactions

13D	Page 4 of 19 Pages

between the Blum Funds or their affiliates and the Issuer or its subsidiaries and to amendments to the certificate of incorporation or bylaws of the Issuer that adversely affect the other holders of Common Stock relative to the Blum Funds.

        While it is not the current intention of CalPERS to do so and the Securityholders’ Agreement contains significant restrictions on the ability of CalPERSto do so, CalPERS may dispose of some or all of its interest in the Class A Common Stock held by it in privately negotiated transactions with third parties (including through an extraordinary corporate transaction, such as a merger, reorganization or liquidation), through a public offering upon exercise of the registration rights provided in the Securityholders’ Agreement, or otherwise, depending upon an ongoing evaluation of the investment, prevailing market conditions, liquidity requirements of CalPERS and other factors and considerations. Alternatively, subject to the terms of the Securityholders’ Agreement, while it is not the present intention of CalPERS to do so, CalPERS may seek to acquire additional shares of Class A Common Stock or other securities of the Issuer through privately negotiated transactions or otherwise.

        Except to the extent the foregoing may be deemed a plan or proposal, CalPERS does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. CalPERS may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.             Interest in the Securities of the Issuer

        The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

        (a), (b)     Based upon information provided by the Issuer, immediately after the completion of the Merger, there were 1,589,774 shares of Class A Common Stock outstanding and 12,649,813 shares of Class B Common Stock outstanding. Pursuant to the Restated Certificate of Incorporation of the Issuer, each share of Class B Common Stock may be converted by the holder thereof into one share of Class A Common Stock at any time at the option of such holder. Accordingly, any holder of shares of Class B Common Stock may be deemed to beneficially own an equal number of shares of Class A Common Stock.

        After taking into account the transactions described in Item 3, CalPERS directly owns 625,000 shares of Class A Common Stock, which is equal to approximately 39.31% of the outstanding shares of Class A Common Stock. The beneficial ownership percentages calculated in the immediately foregoing sentence assume no conversion of shares of Class B Common Stock by any owners of shares of Class B Common Stock.

        As a result of the provisions in the Securityholders’ Agreement described in Item 6 affecting the voting and disposition of shares of Class A Common Stock and Class B Common Stock, CalPERS, together with the other parties thereto that beneficially own shares of Common

13D	Page 5 of 19 Pages

Stock, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Accordingly, CalPERS may be deemed to beneficially own each of the shares beneficially owned by the other members of such group. In such case, CalPERS may be deemed to beneficially own 13,796,660 shares of Class A Common Stock, which would represent 96.9% of the outstanding shares of Class A Common Stock. The beneficial ownership percentage calculated in the immediately foregoing sentence assumes the conversion of all shares of Class B Common Stock. However, CalPERS disclaims the existence of such group and disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other parties to the Securityholders’ Agreement.

        (c)      Except as set forth in Item 3, neither CalPERS nor, to the best knowledge of CalPERS, any of the other persons described in Item 2 hereof has effected any transaction during the past 60 days in any shares of Common Stock.

        (d)      Except as set forth in this Schedule 13D, no person other than CalPERS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by CalPERS.

        (e)      Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to
                        Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is hereby incorporated herein by reference.

Securityholders' Agreement

         On July 20, 2001, a Securityholders' Agreement that is described below was entered into among the Securityholders, Services and the Issuer. The following description is qualified in its entirety by reference to the Securityholders' Agreement, which is filed as an Exhibit hereto and incorporated by reference herein.

   Limitations on Transfer

         The Non-Blum Holders agreed that, until the earlier of ten years from the date the Securityholders' Agreement was signed or the date of an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, which period is referred to herein as the "restricted period," not to sell any of the Issuer's common stock or warrants to acquire the Issuer's common stock, which are referred to herein as the "restricted securities," except:

•	to their respective affiliates;

•	in the case of an individual who is a party to the Securityholders' Agreement, to his or her spouse or direct lineal descendants, including adopted children, or antecedents;

13D	Page 6 of 19 Pages

•	in the case of an individual who is a party to the Securityholders’ Agreement, to a charitable remainder trust or trusts, in each case the current beneficiaries of which, or to a corporation or partnership, the stockholders or limited or general partners of which, include only the transferor, the transferor’s spouse or the transferor’s direct lineal descendants, including adopted children or antecedents;

•	in the case of an individual who is a party to the Securityholders’ Agreement, to the executor, administrator, testamentary trustee, legatee or beneficiary of any deceased transferor holding restricted securities;

•	in the case of Freeman Spogli, beginning on April 12, 2003, on a pro rata basis to its partners;

•	in the case of a transferee of Freeman Spogli pursuant to the previous bullet point that is a corporation, partnership, limited liability company, trust or other entity, on a pro rata basis without payment of consideration, to its shareholders, partners, members, beneficiaries or other entity owners, as the case may be;

•	in the case of Freeman Spogli, Koll, Malek, CSFB, DLJ and CalPERS, beginning three years from the closing date of the Merger, after complying with the right of first offer provision described below;

•	by DLJ and CSFB, in connection with transfers of the Issuer's 16% Senior Notes due 2011 to a permitted transferee; and

•	transfers made in connection with the tag-along rights and drag-along rights described below.

        In order for any of the sales described above to be permitted, each recipient of restricted securities must first execute an assumption agreement whereby it will become a party to the Securityholders’ Agreement and assume and become entitled to specified rights and obligations in the Securityholders’ Agreement as described in the following paragraph.

        With respect to any person who acquires any restricted securities from any securityholder in compliance with the terms of the Securityholders’ Agreement, the transferee will become subject to the following provisions of the Securityholders’ Agreement, depending upon the identity of the transferor:

•	in the case of any transfer from the Blum Funds, (A) if the transferee acquires a majority of the Common Stock beneficially owned by a Blum Fund, that Blum Fund may assign to the transferee all of its rights and obligations under the agreement or (B) if the transferee acquires less than a majority of the Common Stock beneficially owned by that Blum Fund, the transferee generally will assume and be entitled to all of the rights and obligations of the Blum Fund described in the section titled “Registration Rights” below;

13D	Page 7 of 19 Pages

•	in the case of an assignment by a Blum Fund of its rights pursuant to a right of first offer, as described below, the assignee or assignees generally will assume and be entitled to all of the rights and obligations of the Blum Fund described in the section titled “Registration Rights” below;

•	in the case of any transfer from Freeman Spogli, (A) the transferee will assume all of the rights and obligations of Freeman Spogli, other than the right to designate any member of the Board or the “Freeman Spogli Consent Rights” described below and (B) in addition, if the transferee acquires a majority of the Common Stock beneficially owned by Freeman Spogli at the time of the transfer and following the acquisition the transferee beneficially owns at least 10% of the outstanding Common Stock, Freeman Spogli may assign to the person all of its rights and obligations under the agreement; and

•	in the case of any transfer from any other party to the Securityholders’ Agreement, the new transferee generally will assume and be entitled to all of the rights and obligations of the transferor under the Securityholders’ Agreement.

        Right of First Offer.    Beginning three years from the closing date of the Merger, each of Freeman Spogli, Koll, Malek, CSFB, DLJ and CalPERS will be able to transfer all or any portion of its or his restricted securities to a qualified purchaser. However, prior to any transfer to a qualified purchaser, the transferring securityholder must first offer to sell all or, with the consent of the transferring securityholder, a portion of these restricted securities to RCBA Partners or its assignee at the price and upon the other terms indicated to RCBA Partners by the transferring securityholder. If RCBA Partners elects not to buy all of the restricted securities on these terms, the transferring securityholder will be able to transfer the shares to a qualified purchaser for a limited period of time at a purchase price equal to or greater than the price offered to RCBA Partners and on other terms that are no more favorable in any material respect than the terms initially offered to RCBA Partners.

        Under the Securityholders’ Agreement, the term “qualified purchaser” refers to any person to whom a securityholder wishes to transfer its or his restricted securities, as long as this person is approved by RCBA Partners, which approval will not be unreasonably withheld. If a proposed qualified purchaser is a nationally-recognized private equity sponsor or institutional equity investor, RCBA Partners may not withhold its consent unless RCBA Partners’ decision results from its direct experience with this person in connection with another actual or proposed transaction.

        Co-Sale Right.    Prior to the date of an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, if RCBA Partners and its affiliates propose to transfer a portion of their Class B Common Stock to any third party, other than in a public offering, each of the Non-Blum Holders generally will have the right under the Securityholders’ Agreement to require the proposed transferee or acquiring person to purchase from it or him the same proportion of its or his shares of Common Stock as is being purchased from RCBA Partners and its affiliates at the same price per share and generally upon the same terms and conditions as apply to RCBA Partners and its affiliates.

        Required Sale.   If RCBA Partners and its affiliates agree to transfer to a third party, other than in a public offering, a majority of the shares of the Class B Common Stock beneficially owned by RCBA Partners and its affiliates at the time of the transfer, then under the Securityholders’ Agreement each Non-Blum Holder may be required to transfer to the third

13D	Page 8 of 19 Pages

party the same proportion of its or his restricted securities as is being transferred by RCBA Partners and its affiliates at the same price and generally upon the same terms and conditions as apply to RCBA Partners and its affiliates.

        In addition, if RCBA Partners approves any merger, consolidation, amalgamation or other business combination involving the Issuer or any of its subsidiaries or the sale of all or substantially all of the Issuer’s assets, then each Non-Blum Holder that holds shares of Class B Common Stock will agree to vote all shares of Class B common stock held by him or it or his or its affiliates to approve the transaction and not to exercise any appraisal or dissenters’ rights available to it or him under any rule, regulation, statute, agreement or otherwise.

        Participation Rights. Except for the specified exceptions listed below, the Issuer agreed under the Securityholders’ Agreement not to issue any of its equity securities to any person unless, prior to the issuance, it notifies each of the Securityholders and grants to it or him or one of its or his affiliates the right to subscribe for and purchase a pro rata share of the equity securities being issued at the same price and upon the same terms and conditions as apply to all other subscribers. The specified exceptions to the participation rights include issuances of equity securities under the following circumstances:

•	upon the exchange, exercise or conversion of other equity securities;

•	in connection with any stock split, stock dividend or recapitalization of us, as long as it is fully proportionate for each class of affected equity securities and entails equal treatment for all shares or units of the affected class;

•	pursuant to the acquisition by the Issuer or its subsidiaries of another person or a material portion of its assets, by merger, purchase of assets or otherwise;

•	to employees, officers, directors or independent contractors of the Issuer or its subsidiaries;

•	in connection with a public offering; or

•	to customers, venders, lenders, and other non-equity financing sources, lessors of equipment and other providers of goods or services to the Issuer or its subsidiaries.

        Market “Stand-Off.”    Pursuant to the Securityholders’ Agreement, in connection with an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, if all of the Securityholders that hold at least 2% of the outstanding shares of Common Stock agree to the same restrictions, each of the Securityholders will not be permitted to sell, transfer or engage in a similar transaction with respect to any of the securities of the Issuer for a period specified by the representative of the underwriters, which period may not exceed 180 days after the registration statement regarding the offering is declared effective.

   Registration Rights

13D	Page 9 of 19 Pages

        Demand Registration Rights.   Subject to the terms and conditions described in the Securityholders’ Agreement, if the Issuer receives a written demand from (i) the holders of at least 25% of the then outstanding shares of the Common Stock held by the Blum Funds and their transferees, (ii) the holders of at least 25% of the then outstanding shares of Common Stock held by Freeman Spogli and its transferees or (iii) the holders of at least 25% of the then outstanding shares of Common Stock held by DLJ and CSFB and their transferees, then the Issuer has agreed to use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Class A Common Stock requested to be registered in accordance with the terms of the Securityholders’ Agreement together with any of the Issuer’s other securities entitled to be included under the registration.

        However, the Issuer will not be required to effect a demand registration under the Securityholders’ Agreement:

•	prior to 180 days after the effective date of a registration statement pertaining to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market;

•	requested by the Blum Funds and their transferees after the Issuer has effected six demand registrations requested by the Blum Funds and their transferees and each of these registrations has been declared or ordered effective;

•	requested by Freeman Spogli and its transferees after the Issuer has effected three registrations requested by Freeman Spogli and its transferees and each of these registrations has been declared or ordered effective;

•	requested by DLJ and CSFB and their transferees after the Issuer has effected one registration requested by DLJ and CSFB and their transferees and this registration has been declared or ordered effective;

•	if the anticipated aggregate gross proceeds to be received by the parties requesting the registration are less than $2,000,000;

•	if the Issuer notifies in good faith the parties requesting the registration that it intends to make another public offering within ninety days of the demand request; or

•	if the Issuer furnishes to the parties requesting the registration a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Issuer for the registration to be effected at the time, in which event the Issuer has the right to defer the filing for ninety days, although the Issuer is not able to defer filings in this fashion more than an aggregate of ninety days in any twelve month period.

        In any underwritten offering under a demand registration, if the managing underwriter advises the Issuer that marketing factors require a limitation of the number of shares to be underwritten because it is likely to have an adverse effect on the price, timing or the distribution of the shares to be offered, then the number of shares that may be included in the underwriting will be allocated first among the parties who demanded the registration on a pro rata basis and

13D	Page 10 of 19 Pages

second to the extent all registrable shares requested to be included in the underwriting by the parties who demanded the registration have been included, among the remaining securityholders requesting inclusion of registrable shares in the underwritten offering on a pro rata basis.

        Piggyback Registrations Rights.   In the Securityholders’ Agreement, each Securityholder and its transferees will be entitled to request that the Issuer include all or a portion of his or its shares in any registration statement for purposes of a public offering of the Issuer’s securities, but excluding the following types of offerings:

•	registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under Rule 145; and

•	any registration statement pertaining to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market.

        In an underwritten offering in which one or more Securityholders exercises its piggyback registration rights, if the managing underwriter advises the Issuer that marketing factors require a limitation of the number of shares to be underwritten because it likely to have an adverse effect on the price, timing or the distribution of the shares to be offered, then the number of shares that may be included in the underwriting will be allocated first to the Issuer and second to the Securityholders requesting inclusion on a pro rata basis. However, no reduction will be allowed to reduce the securities being offered by the Issuer for its own account to be included in the registration and underwriting or reduce the amount of securities of the selling Securityholders included in the registration below 25% of the total amount of securities included in the registration, unless the offering does not include shares of any other selling Securityholders, in which event any or all of the registrable shares may be excluded in accordance with the immediately preceding sentence.

        Expenses of Registration.    All registration expenses incurred in connection with a registered offering pursuant to either demand or piggyback registration rights generally will be borne by the Issuer, except for underwriting discounts, selling commissions and transfer taxes, which will be borne by the holders of the securities being registered on a pro rata basis.

        Indemnification.    In connection with a registered offering pursuant to either demand or piggyback registration rights, the Issuer has agreed to indemnify and hold harmless each of the Securityholders that participate in the offering against any losses, claims, damages, liabilities or expenses to which it or he may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934 or other federal or state law for any untrue statements, material omissions or other violations the Issuer makes in connection with any registered offering.

        Expiration.    Each Securityholder's demand and piggyback registration rights, if any, pursuant to the Securityholders' Agreement will expire if all of the following are satisfied:

13D	Page 11 of 19 Pages

•	the Issuer has completed an underwritten initial public offering in which the Issuer’s shares become listed on a national securities exchange or the Nasdaq National Market and subject to the provisions of the Securities Exchange Act of 1934;

•	the party, together with its affiliates, partners and former partners holds less than 2% of the outstanding Common Stock; and

•	all Common Stock held by the party, and its affiliates, partners and former partners may be sold under Rule 144 of the Securities Act of 1933 during any ninety day period.

   Governance

        Composition of Board and Committees.     Pursuant to the terms of the Securityholders’ Agreement, prior to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, each Securityholder that holds shares of Class B Common Stock will agree to vote all of his or its beneficially owned shares of Class B Common Stock to elect the following representatives to the Board:

•	between three and six directors designated by RCBA Partners, with the actual number to be determined by RCBA Partners in its discretion;

•	one director designated by Blum Partners;

•	one director designated by Freeman Spogli;

•	Wirta, for so long as he is employed by the Issuer or, if he is no longer employed by the Issuer, the Issuer's chief executive officer at that time;

•	White, for so long as he is employed by the Issuer or, if he is no longer employed by the Issuer, the Issuer’s Chairman of the Americas at that time, but RCBA Partners may elect to reduce the size of the Board by one director if he is no longer the Issuer’s Chairman of the Americas; and

•	one director who is a real estate brokerage employee of the Issuer or Services, who will be elected immediately after the closing of the Merger and will remain a director for so long as a majority of the Board agree.

         Each of the designation rights described above is subject to the following limitations:

•	the director designation rights of RCBA Partners will be reduced (i) to two designees, or one designee if there is not a real estate brokerage employee serving as a member of the Board, if the Blum Funds and their affiliates beneficially own Common Stock representing less than 22.5% of the outstanding Common Stock, (ii) to one designee if there is not a real estate brokerage employee serving as a member of the Board, if the Blum Funds and their affiliates beneficially own Common Stock representing less than 15% of the outstanding Common Stock and (iii) to no designee if the Blum Funds and their affiliates beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock;

13D	Page 12 of 19 Pages

•	the director designation rights of Blum Partners will be reduced to zero if RCBA Partners is entitled to designate only one or zero directors; and

•	the director designation right of Freeman Spogli will reduce to zero if Freeman Spogli and its affiliates, collectively, beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock.

        Also, prior to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, each committee of the Board will include at least one director or observer designated by RCBA Partners and one director or observer designated by Freeman Spogli, and CalPERS will be entitled to have one observer at all regular and special meetings of the Board for so long as CalPERS or its affiliates beneficially own any shares of Common Stock.

        Following an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market:

•	RCBA Partners will be entitled to nominate a percentage of the total number of directors on the Board that is equivalent to the percentage of the outstanding Common Stock beneficially owned by the Blum Funds and their affiliates; and

•	Freeman Spogli will be entitled to nominate one director to the Board as long as they own in the aggregate at least 7.5% of the outstanding Common Stock.

        In connection with each of annual or special meetings of stockholders of the Issuer at which the Issuer’s directors are to be elected, the Issuer has agreed to (1) nominate and recommend to its stockholders the individuals nominated in the bullet points immediately above for election or re-election as part of the management slate of directors and (2) provide the same type of support for the election of these individuals as directors as the Issuer provides to other persons standing for election as its directors as part of the management slate. In addition, each Securityholder that beneficially owns shares of Class B Common Stock has agreed that he or it will vote all shares of Common Stock owned by him or it in favor of the election or re-election of these individuals.

        Also pursuant to the Securityholders’ Agreement, the board of directors of Services will at all times following the Merger consist of the same persons as the Board.

        Voting of Capital Stock.    Prior to an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market, each Non-Blum Holder that beneficially owns shares of Class B Common Stock agreed to vote at any stockholders meeting or in any written consent all of the shares of the Issuer’s voting capital stock owned or held of record by it or him, in same the manner as RCBA Partners votes the shares of the Issuer’s voting capital stock beneficially owned by it, except with respect to the following actions by the Issuer or any of its subsidiaries:

•	any transaction between the Blum Funds or their affiliates and the Issuer or any of its subsidiaries, other than a transaction (1) with another portfolio company of the Blum Funds that has been negotiated on arms-length terms in the ordinary course of business

13D	Page 13 of 19 Pages

between the managements of the Issuer or any of its subsidiaries and the portfolio company, (2) with respect to which the Securityholders may exercise their participation rights under the Securityholders’ Agreement or (3) specifically contemplated by the Merger Agreement; or

•	any amendment to the Issuer’s certificate of incorporation or bylaws that adversely affects the Securityholders relative to the Blum Funds, other than generally (a) an increase in the Issuer’s authorized capital stock or (b) amendments made in connection with any reorganization of the Issuer effected to facilitate (1) an initial public offering or (2) the acquisition of the Issuer by merger or consolidation.

        For so long as the paragraph immediately above applies, each Non-Blum Holder that beneficially owns shares of Class B Common Stock grants to RCBA Partners an irrevocable proxy, coupled with an interest, to vote all of the shares of the Issuer’s voting capital stock owned by the grantor of the proxy.

        General Consent Rights.    Prior to an underwritten initial public offering in which the Issuer’s shares become listed on a national securities exchange or the Nasdaq National Market, under the Securityholders’ Agreement, neither the Issuer nor any of its subsidiaries is allowed to take any of the following actions without the prior affirmative vote or written consent of (1) a majority of its directors and (2) a majority of its directors that are not designated by RCBA Partners or Blum Partners:

•	any of the transactions described in the two bullet points in the section above titled "Voting of Capital Stock" above; or

•	the repurchase or redemption of, the declaration or payment of a dividend with respect to, or the making of a distribution upon, any shares of the Issuer’s capital stock beneficially owned by the Blum Funds or their affiliates unless (a) the repurchase, redemption, dividend or distribution is made pro rata among all holders of that class of capital stock, or in the case of a repurchase or redemption, each of the Non-Blum Holders are given a proportionate right to participate in the repurchase or redemption, to the extent they own shares of that class of capital stock or (b) if the capital stock is not Common Stock, the repurchase, redemption or dividend is required by the terms of that capital stock.

        Consent Rights of the Director Designated by Freeman Spogli.    Prior to an underwritten initial public offering in which the Issuer’s shares become listed on a national securities exchange or the Nasdaq National Market, for so long as Freeman Spogli is entitled to designate a member of the Board, neither the Issuer nor any of its subsidiaries will be able to take any of the following actions without the prior affirmative vote or written consent of (1) a majority of its directors and (2) the director designated by Freeman Spogli:

•	the acquisition of any business or assets for a purchase price in excess of $75.0 million, except for (1) the acquisition of any business or asset by an investment fund that is controlled by the Issuer or any of its subsidiaries in connection with the ordinary course conduct of its investment advisory and management business or that of any of its

13D	Page 14 of 19 Pages

subsidiaries or (2) acquisitions in connection with the origination of mortgages by the Issuer or any of its subsidiaries;

•	the sale or other disposition of assets of the Issuer or its subsidiaries for aggregate consideration having a fair market value in excess of $75.0 million, other than (1) the sale or other disposition of any business or asset by an investment fund that is controlled by the Issuer or any of its subsidiaries in connection with the ordinary course conduct of its investment advisory and management business or that of any of its subsidiaries or (2) sales or dispositions in connection with the origination of mortgages by the Issuer or any of its subsidiaries;

•	incur indebtedness, unless the indebtedness would (1) be permitted pursuant to the terms of the documents governing the indebtedness entered into by the Issuer in connection with the closing of the Merger as in effect on the closing date of the Merger, including any refinancing or replacement of this indebtedness in an equal or lesser aggregate principal amount or (2) immediately following the incurrence, the ratio of (A) the consolidated indebtedness of the Issuer and its subsidiaries determined in accordance with United States generally accepted accounting principles applied in a manner consistent with the Issuer’s consolidated financial statements to (B) the twelve-month normalized EBITDA, does not exceed 4.5:l; or

•	issue capital stock of the Issuer, or options, warrants or other securities to acquire capital stock of the Issuer, to the Issuer’s employees, directors or independent contractors or any of its subsidiaries if the issuances, in the aggregate, exceed 5% of the total amount of the Issuer’s outstanding capital stock immediately after the closing of the Merger Agreement on a fully diluted basis, other than (1) issuances to the Issuer’s employees, directors or independent contractors and those of its subsidiaries of up to 25% of the Issuer’s capital stock on a fully-diluted basis within six months of the closing of the Merger and (2) issuances in amounts equal to the Issuer’s capital stock repurchased by the Issuer from, or the options, warrants or other securities to acquire capital stock cancelled by the Issuer or its subsidiaries or terminated or expired without prior exercise with respect to persons who, at the time of the repurchase, cancellation, termination or expiration. were current or former employees, directors or independent contractors of the Issuer or its subsidiaries.

   Indemnification

        The Issuer has agreed to indemnify and hold harmless (a) each of the Securityholders and each of their respective affiliates and any person who controls them, (b) each of the directors, officers, employees and agents of the persons indicated in clause (a) and (c) each of the heirs, executors, successors and assigns of the persons indicated in clause (a) from all damages, claims, losses, expenses, costs, obligations and liabilities, including reasonable attorneys’ fees and expenses but excluding any special or consequential damages against the indemnified party, suffered or incurred by the indemnified persons listed above to the extent arising from (1) the business, operations, liabilities or obligations of the Issuer or its subsidiaries or (2) the indemnified person’s ownership of Common Stock.

13D	Page 15 of 19 Pages

   Termination

        The Securityholders’ Agreement will terminate with respect to the provisions referred to below as follows:

•	with respect to each of the provisions summarized in the section titled “Governance,” upon completion of an underwritten initial public offering in which shares of the Issuer become listed on a national securities exchange or the Nasdaq National Market;

•	with respect to the provisions summarized in the section titled "Limitations on Transfer" above, upon the expiration of the restricted period;

•	with respect to the provisions summarized in the section titled “Registration Rights” above other than the section titled “Registration Rights—Indemnification,” in the manner set forth in the section titled “Registration Rights—Expiration;"

•	with respect to the provisions summarized in the sections titled "Registration Rights--Indemnification" and "Indemnification" upon the expiration of the applicable statutes of limitations; and

•	with respect to all provisions contained within the Securityholders’ Agreement other than those described in the immediately preceding bullet point, upon (1) the sale of all or substantially all of the equity interests in the Issuer to a third party whether by merger, consolidation or securities or otherwise or (2) the approval in writing by the Blum Funds, Freeman Spogli and a majority of the shares of Common Stock owned by the other Securityholders.

        Except as disclosed above, neither CalPERS nor, to the best knowledge of CalPERS, the other persons named in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.             Material to be Filed as Exhibits

Exhibit
 No.

1.	Subscription Agreement, dated as of July 20, 2001, by and between California Public Employees’ Retirement System and CBRE Holding, Inc.

2.	Securityholders' Agreement dated as of July 20, 2001 by and among California Public Employees' Retirement Systems, CBRE Holding, Inc., CB Richard Ellis Services, Inc., RCBA Strategic Partners, L.P., Blum Strategic Partners II, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., DLJ Investment Funding, Inc., The Koll Holding Company, Frederick V. Malek, Credit Suisse First Boston Corporation, Raymond E. Wirta and W. Brett White.

[Remainder of page intentionally left blank]

13D	Page 16 of 19 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 30, 2001

CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM

By: /s/ Richard Hayes Name: Richard Hayes Title: Senior Investment Officer

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SCHEDULE A

        Listed below are the executive officers and members of the Board of Administration of California Public Employees’ Retirement System, their present principal occupations, and their business or residential address.

Executive Officers

Name James E. Burton	Principal Occupation and Address Chief Executive Officer California Public Employees' Retirement System Lincoln Plaza 400 "P" Street Sacramento, California 94229-2701

James H. Gomez	Deputy Executive Officer California Public Employees' Retirement System Lincoln Plaza 400 "P" Street Sacramento, California 94229-2701

Daniel M. Szente	Chief Investment Officer California Public Employees' Retirement System P.O. Box 2749 Sacramento, California 95812-2749

Vincent P. Brown	Assistant Executive Officer Financial and Administrative Services California Public Employees' Retirement System Lincoln Plaza 400 "P" Street Sacramento, California 94229-2701

Barbara Hegdal	Assistant Executive Officer Member and Benefit Services California Public Employees' Retirement System Lincoln Plaza 400 "P" Street Sacramento, California 94229-2701

Robert D. Walton	Assistant Executive Officer Governmental Affairs, Planning and Research California Public Employees' Retirement System Lincoln Plaza 400 "P" Street Sacramento, California 94229-2701

13D	Page 18 of 19 Pages

Name Allen Feezor	Principal Occupation and Address Assistant Executive Officer Health Benefits California Public Employees' Retirement System Lincoln Plaza 400 "P" Street Sacramento, California 94229-2701

Robert Aguallo	Assistant Executive Officer Investment Operations California Public Employees' Retirement System P.O. Box 2749 Sacramento, California 95812-2749

Kayla J. Gillian	General Counsel California Public Employees' Retirement System P.O. Box 942707 Sacramento, California 94229-2707

Ronald L. Seeling	Chief Actuary California Public Employees' Retirement System P.O. Box 942709 Sacramento, California 94229-2709

Patricia K. Macht	Chief Public Affairs Office California Public Employees' Retirement System P.O. Box 942701 Sacramento, California 94229-2701

Members of Board of Administration

Name William Crist	Principal Occupation and Address Professor of Economics California State University - Stanislaus 801 West Monte Vista Ave. Turlock, California 95380

Robert F. Carlson	Retired 2120 Lambeth Way Carmichael, California 95608

Philip Angelides	Treasurer of the State of California 915 Capitol Mall Room 110 Sacramento, California 95814

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Willie L. Brown, Jr.	Mayor of City and County of San Francisco State of California 1 Dr. Carlton B. Goodlett Place Room 336 San Francisco, California 95814

Kathleen Connell	Controller of the State of California 300 Capital Mall, Suite 1850 Sacramento, California 95814

Rob Feckner	Glazing Specialist Napa Valley Unified School District 1616 Lincoln Avenue Napa, California 94558

Michael Flaherman	Economist BART 800 Madison Street, MSQ-3 Oakland, California 94607

Sean Harrigan	International Vice President & Director United Food and Commercial Workers International Union 1775 K Street, NW Washington, DC 20006

Marty Morgenstern	Department Director Department of Personnel Administration North Building, Suite 400 1515 S Street Sacramento, California 95814

Mike Quevedo, Jr.	Business Manager Southern California District Council of Laborers 4399 Santa Anita Avenue, Ste. 204 El Monte, California 91731

William B. Rosenberg	Retired 5362 North Algarrobo Street Laguna Woods, California 92653

Charles P. Valdes	Attorney California Public Employees' Retirement System Lincoln Plaza 400 "P" Street Sacramento, California 94229-2701